Bema Gold Corporation

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class	COMMON
Holder Account Number	
C9999999999	IND

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Form of Proxy - Special Meeting to be held on January 30, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on him/her/its behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The shares represented by this proxy will be voted, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. This proxy ceases to be valid one year from its date.

Proxies submitted must be received by 2:00 pm, Vancouver Time, on January 26, 2007, or at least fourty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time for holding any postponed or adjourned meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 013061 **HOLDER ACCOUNT NUMBER** C9999999999 **ACCESS NUMBER** 99999

SAM SAMPLE

C9999999999

IND C07

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Bema Gold Corporation (the "Corporation") hereby appoints: Clive Johnson, Chairman of the Board of Directors, President and Chief Executive Officer of Bema, or failing this person, Roger Richer, Vice-President Administration, Corporate Secretary and General Counsel of Bema,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote for the undersigned in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Bema Gold Corporation to be held at Sutton Place Hotel, Versailles Room, 845 Burrard Street, Vancouver, British Columbia on January 30, 2007 at 2:00 PM (Vancouver Time) and at all adjournments or postponements thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Special Resolution

For Against

The special resolution (the "Special Resolution"), substantially in the form of the special resolution set forth in Schedule "A" to the accompanying Management Proxy Circular. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

99999 019371 1PR AR0 BGOQ